UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 25, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

CALL NOTICE

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders of TIM S.A. (“Company”) are called upon, as set forth in Section 124 of Law No. 6,404/1976, to attend the Company’s Annual and Extraordinary Shareholders’ Meeting to be held on March 31st, 2026, at 2:30 pm, at Avenida João Cabral de Mello Neto, nº 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders’ Meeting:

(1) To resolve on the management’s report and the financial statements of the Company for the fiscal year ended on December 31st, 2025;

(2) To resolve on the management’s proposal for the allocation of the results of the 2025 fiscal year and the distribution of dividends by the Company;

(3) To resolve on the classification of the candidate for the position of independent member of the Board of Directors according to the independence criteria of the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations");

(4) To ratify the appointments of the Company’s Board of Directors’ Members, previously appointed at the Board of Directors’ Meetings held on November 3rd, 2025 and February 25th, 2026;

(5) To resolve on the composition of the Fiscal Council of the Company;

(6) To elect the effective and alternate members of the Fiscal Council; and

(7) To resolve on the compensation proposal for the Company’s management, members of Committees and members of the Fiscal Council of the Company for the 2026 fiscal year.

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On Extraordinary Shareholders’ Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 19th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; and

(2) To resolve on the reform and consolidation of the Company’s By-laws.

General Instructions:

1.	All documents and information regarding the subjects to be analyzed and resolved on at the Shareholders’ Meeting are at the Shareholders disposal at the Company’s head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov.

2.	The Ordinary and Extraordinary General Meeting will be held exclusively in person, according with the practice adopted by the Company in its meetings, with a view to ensuring full engagement, transparency and effectiveness in the resolutions. In this context, shareholders may participate in person or represented by a duly constituted proxy, according to the provisions of Section 126 of Law No. 6,404/1976 and of §§ 1 and 2 of Section 12 of the Company's By-laws, as well as by distance voting ballot, according the detailed guidelines below:

a.	In-person: The shareholder who chooses to participate the General Meeting in person must express your intention by sending a copy of the identity document proving your identity (ID card and CPF) by e-mail to ri@timbrasil.com.br within up to two (2) business days prior to the Shareholders' Meeting;

b.	By proxy: The Shareholder to be represented at the Shareholders' Meeting must send the respective supporting documentation by email to ri@timbrasil.com.br within up to two (2) business days prior to the Shareholders' Meeting:

Natural person:

i.	A power of attorney with specific powers, signed in one's own hand, with a notarized signature, or electronically, using ICP-Brasil certification; and
ii.	Identity card and CPF number of the proxy.

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Legal Entity:

(i)	Power of attorney with specific powers, signed by the individual, with a notarized signature, or electronically, using ICP-Brasil certification;
(ii)	Last bylaws or consolidated articles of association and corporate documents proving the legal representation of the legal entity shareholder or, if an investment fund, the bylaws or consolidated articles of association of its administrator or manager, as the case may be, the corporate documents proving the administrator's or manager's powers of representation and the investment fund's current regulations; and
(iii)	Identity card and CPF number of the proxy.

Representative of Corporate Shareholder/Investment Fund:

(i)	Last bylaws or consolidated articles of association and corporate documents proving the legal representation of the legal entity shareholder or, if an investment fund, the bylaws or consolidated articles of association of its administrator or manager, as the case may be, the corporate documents proving the administrator's or manager's powers of representation and the current regulations of the investment fund; and
(ii)	Identity card and CPF number of the legal representative.

c.	By distance voting ballot: The Shareholder that, pursuant to CVM Resolution No. 81/2022, chooses to participate by distance voting ballot, shall send the instructions for filing the form to its respective custodian agents, the central depositary or the depositary institution of the Company’s shares, or shall send the form directly to the Company, as informed in the Voting Instructions, by e-mail to ri@timbrasil.com.br, or to the address indicated below, and, in any case, the ballot must be received up to four (4) days prior to the Shareholders’ Meeting, that is, by March 27th, 2026.

3.	The distance voting ballot is available at www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov.

4.	The documents mentioned herein, when sent physically, must be forwarded as follows: TIM S.A., attention to the Investor Relations Officer, Mr. Vicente Ferreira, at Avenida João Cabral de Mello Neto, 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

5.	Any queries regarding this Call Notice may be sent to the Investor Relations Department by e-mail to ri@timbrasil.com.br.

Rio de Janeiro (RJ), February 25th, 2026.

Nicandro Durante

Chairman of the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 25, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer